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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 14D-9

                     Solicitation/Recommendation Statement
                         Pursuant to Section 14(d)(4)
                    of the Securities Exchange Act of 1934

                       Security Investments Group, Inc.
                    --------------------------------------
                           (Name of Subject Company)

                       Security Investments Group, Inc.
                    --------------------------------------
                     (Name of Person(s) Filing Statement)

                    Common Stock, Par Value $.10 Per Share
                ----------------------------------------------
                        (Title of Class of Securities)

                                   814341103
                    --------------------------------------
                     (CUSIP Number of Class of Securities)

                                 P. Paul Ricci
                      President and Chairman of the Board
                       Security Investments Group, Inc.
                               817 Landis Avenue
                                 P.O. Box 769
                       Vineland, New Jersey  08362-0769
                                (609) 794-3586
                    --------------------------------------
                    (Name and address and telephone number
                    of person authorized to receive notice
                      and communications on behalf of the
                          person(s) filing statement)

                                   Copy to:

                           Daniel J. Goldberg, Esq.
                                  Kutak Rock
                         1101 Connecticut Avenue, N.W.
                                  Suite 1000
                            Washington, D.C.  20036
                                (202) 828-2400
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Item 1.   Security and Subject Company.
          ----------------------------

     The subject company is Security Investments Group, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 817 Landis Avenue, P.O. Box 769, Vineland, New Jersey 08362-0769. The title of the class of equity securities to which this statement relates is the Common Stock, $.10 par value per share (the "Shares"), of the Company.

Item 2.   Tender Offer of the Bidder.
          --------------------------

     This statement relates to the tender offer made by Alliance Standard III L.L.C. ("ASL"), a Delaware limited liability company, and Alliance Standard III Corp. ("ASC"), a British Virgin Islands corporation (and collectively with ASL, the "Purchasers"), to purchase up to 1,000,000 Shares at a price of $2.00 in cash per Share, net to seller (the "Offer"), subject to the terms and conditions set forth in Purchasers' Tender Offer Statement on Schedule 14D-1, dated January 21, 1998 (the "Schedule 14D-1"). The Schedule 14D-9 states that Purchasers reserve the right to purchase only up to 707,000 Shares if the Board of Directors of the Company has not approved Purchasers' acquisition of the Shares pursuant to the Offer prior to the date specified by Purchasers. The Schedule 14D-1 further states that the address of the principal executive offices of ASL is 520 Madison Avenue, 7th Floor, New York, New York 10022, and that the address of the principal executive offices of ASC is c/o International Fund Administration, Ltd., 48 Par-la-Ville Road, Suite 464, Hamilton HM11, Bermuda.

Item 3.   Identity and Background.
          -----------------------

     (a) The name and business address of the Company, which is the person filing this statement, are set forth in Item 1 above.

     (b) On April 1, 1996, the nine then directors of the Company each were issued 30,000 shares of the Company's stock (a total of 270,000 shares) as compensation for their unpaid services as directors during the period 1992-1996. All 270,000 of these shares have been returned to the Company by the directors and former directors.

     Except as described above, as of the date hereof, there exists no material contract, agreement, arrangement or understanding and no actual or potential conflict of interest between the Company or its affiliates and: (i) the Company's executive officers, directors, or affiliates; or (ii) the Purchasers or any of their executive officers, directors or affiliates.

Item 4.   The Solicitation or Recommendation.
          ----------------------------------

     (a) and (b) At a meeting held on January 29, 1998, the Board of Directors, after reviewing the Offer, determined not to make a recommendation to its shareholders as to whether or not they tender their Shares pursuant to the Offer. A form of the letter to shareholders (the "Letter to Shareholders") communicating the Board's position as to the Offer and the reasons

                                       2
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for such position is filed as Exhibit (a) hereto, and is incorporated herein by reference. The Letter to Shareholders was disseminated to shareholders on February 3, 1998.

Item 5.   Persons Retained, Employed or to be Compensated.
          -----------------------------------------------

     Neither the Company nor any person acting on its behalf has retained any other person to make solicitations or recommendations to the Company's shareholders with respect to the Offer.

Item 6.   Recent Transactions and Intent with Respect to Securities.
          ---------------------------------------------------------

     (a) To the best of the Company's knowledge, no transactions in the Shares has been effectuated during the past 60 days by the Company or by an executive officer, director, affiliate or subsidiary of the Company.

     (b) To the best of the Company's knowledge, none of its executive officers, directors, affiliates or subsidiaries presently intends to tender Shares pursuant to the Offer which are owned beneficially or of record by such persons.

Item 7.   Certain Negotiations and Transactions by the Subject Company.
          ------------------------------------------------------------

     (a) and (b) Prior to the Offer, and without knowledge thereof, the Company began discussions with accredited investors as to the purchase of unissued common stock, subject to shareholder approval, in order to provide needed funds to pay the Company's operating expenses, including legal fees and costs of the lawsuit filed on behalf of the Company against the United States to recover damages or other monetary relief based upon governmental breach of its supervisory goodwill agreements with the former insured subsidiary thrift institution of the Company. There can be no assurance, however, as to whether an agreement will be consummated between the Company and investors as to this matter; and, if consummated, the terms and conditions thereof.

Item 8.   Additional Information to be Furnished.
          --------------------------------------

     None

Item 9.   Material to be Filed as Exhibits.
          --------------------------------

     (a)  Form of Letter to Shareholders of the Company dated February 2, 1998.

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 3, 1998

                                        SECURITY INVESTMENTS GROUP,
                                         INC.


                                        By:  /s/ P. Paul Ricci
                                             -----------------------------------

                                             P. Paul Ricci
                                             President and Chairman of the Board